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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-21736
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(Check One):
[ ] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F                    [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: March 31, 2001
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant   Black Hawk Gaming & Development Company, Inc.
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    Former name if applicable
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    Address of principal executive office (Street and number) Box 21, 240 Main
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Street
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    City, state and zip code Black Hawk, Colorado  80422
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     Effective January 1, 2001 the registrant adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." During the three months ended March 31, 2001, the registrant terminated an interest rate swap and entered into a new interest rate swap. Due to the complexities of calculations under SFAS No. 133 as to these two hedges and the disclosures required under Item 3 of Part I of Form 10-Q, the registrant will be unable to complete and file its Quarterly Report on Form 10-Q by May 15, 2001. It expects however to file the report on or before May 18, 2001.

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Stephen R. Roark, CFO                   (303)              582-1177 X7249
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     (Name)                           (Area Code)        (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [x] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [x] Yes      [ ] No

         The registrant generated net revenues of approximately $24,087,000 during the three-months ended March 31, 2001 compared to $20,268,000 for the same period of 2000. The increase in net revenues of approximately 19% was the result of net revenues generated from Gold Dust West, a casino acquired January 4, 2001 of $4,335,000 offset by decreases in net revenues at the registrant's two Colorado casinos of $354,000 and $162,000 respectively.

         The registrant believes the primary reason for the decrease in net revenues at its Colorado properties for the three months ended March 31, 2001 over the same period of 2000 was due to the new competition in the City of Black Hawk. During February and March 2000, gaming devices in the City of Black Hawk increased approximately 1,700 units or 24% with the opening of two new casinos. Additionally, existing casinos have intensified their marketing efforts to maintain pace with the market place.

         The registrant's total costs and expenses were approximately $18,062,000 for the three-months ended March 31, 2001 compared to $14,483,000 for the same period of 2000. The overall increase of approximately 25% was the result of costs and expenses incurred by Gold Dust West as well as increases in our costs and expenses at our Colorado casinos.

         As a result of the factors discussed above, the registrant expects to report net income of approximately $1,396,000 for the three-months ended March 31, 2001 compared to $1,800,000 for the same period of 2000, a decrease in net income of approximately 22%.


                  Black Hawk Gaming & Development Company, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2001         By: /s/ Stephen R. Roark, Chief Financial Officer
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